

Mail Stop 3561

June 22, 2017

Steven Samblis
Chief Executive Officer
Envision Media Partners, Inc.
7083 Hollywood Blvd.
Los Angeles, CA 90028

> **Re: Envision Media Partners, Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed June 1, 2017**
> **File No. 024-10703**

Dear Mr. Samblis:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular

General

1. Please revise to include the information required by Items 11 and 13 of Form 1-A.

Signatures, page 45

2. Please revise your signature page to include the signature of your principal executive officer, principal financial officer, principal accounting officer, and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

Exhibits

3. Please file your charter and bylaws as currently in effect and any amendments thereto. Please also file an opinion of counsel as to the legality of the securities covered by the offering statement and all other exhibits listed in your exhibit index. Refer to Item 17 of Form 1-A.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Jackson L. Morris, Esq.